# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, par value of $0.00001 per share
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002085726

## Reporting persons
- Winklevoss Capital Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,228,351; sole dispositive power 0; shared dispositive power 2,228,351; aggregate amount beneficially owned 2,228,351 (7.9% of the class)
- Winklevoss Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,228,351; sole dispositive power 0; shared dispositive power 2,228,351; aggregate amount beneficially owned 2,228,351 (7.9% of the class)
- Tyler Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,228,351; sole dispositive power 0; shared dispositive power 2,228,351; aggregate amount beneficially owned 2,228,351 (7.9% of the class)
- Cameron Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,228,351; sole dispositive power 0; shared dispositive power 2,228,351; aggregate amount beneficially owned 2,228,351 (7.9% of the class)
- Birch Lane Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,228,351; sole dispositive power 0; shared dispositive power 2,228,351; aggregate amount beneficially owned 2,228,351 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, TX 78665

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following persons and entities (each a "Reporting Person" and collectively the "Reporting Persons"):

(i) Winklevoss Capital Fund, LLC, a Delaware limited liability company ("WCF");

(ii) Winklevoss Capital Management, LLC, a Delaware limited liability company ("WCM");

(iii) Tyler Howard Winklevoss ("Tyler Winklevoss");

(iv) Cameron Howard Winklevoss ("Cameron Winklevoss"); and

(v) Birch Lane Capital LLC, a Delaware limited liability company ("Birch Lane").
Address of principal business office or, if none, residence: Farmers Bank Building, 301 N. Market Street, Suite 1463, Wilmington, Delaware 19801
Citizenship: See responses to Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.

Birch Lane directly holds 2,228,351.00 shares of the Common Stock. WCF is the sole member of Birch Lane, WCM is the manager of WCF, and Tyler Winklevoss and Cameron Winklevoss are the Co-Founders and Principals of WCF, as well as the Managers of the managing entity of WCF, and exercise shared voting and dispositive control over the securities held by Birch Lane. As a result, each of WCF, WCM, Tyler Winklevoss and Cameron Winklevoss may be deemed the beneficial owner of the securities beneficially owned by Birch Lane.
Percent of class:
See responses to Row 11 on each cover page.

The percent of class set forth in Row 11 on each cover page is calculated based on 27,667,402 shares of Common Stock outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 8, 2026.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Winklevoss Capital Fund, LLC: /s/ Cameron Howard Winklevoss, By Winklevoss Capital Management, LLC, Its Manager, By Cameron H. Winklevoss, Manager (05/15/2026)
- Winklevoss Capital Management, LLC: /s/ Cameron Howard Winklevoss, Cameron Howard Winklevoss, Manager (05/15/2026)
- Tyler Howard Winklevoss: /s/ Tyler Howard Winklevoss, Tyler Howard Winklevoss (05/15/2026)
- Cameron Howard Winklevoss: /s/ Cameron Howard Winklevoss, Cameron Howard Winklevoss (05/15/2026)
- Birch Lane Capital LLC: /s/ Cameron Howard Winklevoss, By Winklevoss Capital Fund, LLC, its sole member, By Winklevoss Capital Management, LLC, Its Manager, By Cameron H. Winklevoss, Manager (05/15/2026)